

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 14, 2017

Via E-mail
Julie Ruehl
Chief Financial Officer
Fly Leasing Ltd.
West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland

> **Re:** **Fly Leasing Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 11, 2017**
> **File No. 333-219933**

Dear Ms. Ruehl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Boris Dolgonos, Esq.